Exhibit 3.1

AMENDMENT TO AMENDED AND RESTATED BYLAWS OF

LIMONEIRA COMPANY

The Amended and Restated Bylaws of Limoneira Company is hereby amended by adding thereto a section 5.2 which shall read in full as follows:

“NON-DIRECTOR COMMITTEE MEMBERS.

The board of directors may from time to time appoint to any committee previously designated by the board of directors, one or more persons to serve as non-director committee members whose business expertise and experience would enable them to provide valuable information and insights to the committee and the board of directors. This provision does not apply, however, to the Audit & Finance Committee, the Compensation Committee, the Nominating & Corporate Governance Committee, or any other committee which, pursuant to applicable laws, must be comprised solely of directors.

The term and compensation of any non-director committee member shall be at the sole discretion of the board of directors. Non-director committee members may, attend all meetings of the committee to which they were appointed and, at the discretion of the board of directors, all meetings of the board of directors. Attendance at any executive session of the board of directors by such non-director committee members is solely at the discretion of the chairman of the board. Non-director committee members shall neither serve as the chairperson of any committee nor account for a majority of any committee’s members. Non-director committee members shall not have the right to vote on matters submitted to the committee or board of directors and their presence or absence shall not be taken into account for purposes of determining a quorum.”